

February 28, 2013

Via E-mail
Hon. Claudio Bisogniero
Ambassador
Embassy of Italy in the United States
3000 Whitehaven Street, N.W.
Washington, DC 20008

> **Re: Republic of Italy**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement under Schedule B**
> **Filed February 5, 2013**
> **File No. 333-152589**
>
> **Form 18-K for Fiscal Year Ended December 31, 2011, as amended**
> **File No. 33-66360**
> **Filed December 21, 2012 and January 28, 2013**

Dear Hon. Bisogniero:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 18-K
General

1. Please update all statistics to provide the most recent data available.

2. Please discuss the results of the recent elections. Please disclose any risks to the economy resulting from the absence of a political coalition, the potential for new elections in the near future and the electorate's rejection of austerity measures that the Republic of Italy had undertaken. To the extent practicable, discuss the Republic's plans following the election to address the economic issues raised in the summary.

3. Please discuss any material impact that a prolonged or worsened European sovereign debt crisis is expected to have on the economic and financial outlook of Italy. Discuss the expected material effects of economic instability in the EU and Italy if certain events were to occur, such as if any country were to abruptly leave the monetary union, further bailouts of EU countries or companies, or another credit crisis.

4. Please discuss any material effects that recent concerns involving Banca Monte dei Paschi di Siena S.p.A., ENI and Finmeccanica are expected to have on the economic and financial outlook of the Republic of Italy.

Summary Information, page 1

5. Please briefly summarize in this document the measures undertaken by the Government to stimulate the economy and stabilize the Italian financial system.

Area and Population, page 3

6. Please include a map of the country and a smaller map showing the country with respect to the rest of the region.

General, page 8

7. Please include a table summarizing the key economic indicators for at least a five-year period.

Annual Per Cent Change in Real GDP (2007-2011), page 8

8. In the narrative that follows this table, you discuss the annual change in GDP. In certain instances, the annual percentage change in the narrative differs from that disclosed in the table. Please clarify the reasons for these discrepancies, such as narrative disclosure which may be based on nominal instead of real GDP.

Collective Action Clauses, page 13

9. Please discuss the holdout creditor issue that collective action clauses are intended to resolve. In this regard, indicate that instead of the requirement that each holder of a country's debt securities agree to amendments to significant terms of the bonds in a restructuring, a qualified majority of creditors would be able to do so.

Employment and Labor, page 20

10. In addition to the disclosure you have provided, please present the youth unemployment rate for a five-year period.

Geographic Distribution of Trade, page 35

11. Please discuss how worsening economic conditions in Italy's principal European trading partners, notably Germany, France, and Spain, have affected Italy's exports and discuss expectations regarding future effects.

12. In the tables, identify the countries that are included in the "other" category and, to the extent any countries or regions represent a material amount of trade, please separately identify them in the table.

Revenues, page 51

13. We note news reports concerning Italy's new method of examining income tax returns, *redditometro*, which you have discussed in Exhibit 2. Please assess *redditometro*'s effect on unpaid taxes and whether it is expected to have a dampening effect on Italy's economy.

Tables and Supplementary Information, page 60

14. In the external debt tables, please disclose how the interest rate is calculated for floating rate indebtedness.

Post-Effective Amendment No. 1 to Registration Statement on Schedule B

Cover Page

15. Please briefly identify the important terms that could be modified as a result of the collective action clauses. Also indicate that these terms may be modified by a vote or consent of the holders of the relevant percentage of the aggregate principal amount of debt securities outstanding as opposed to the individual approval of each holder.

Proposals, Amendments and Waivers, page 13

16. Please separately caption this section so it refers specifically to collective action clauses. Also, please integrate the definition of reserved matters into this section.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Michael Immordino
       White & Case LLP